UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Fortune Brands Home & Security, Inc.

(Exact name of registrant as specified in its charter)

Delaware	62-1411546
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

520 Lake Cook Road Deerfield, IL	60015
(Address of principal executive offices)	(Zip Code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities To Be Registered.

On September 6, 2011, the board of directors of Fortune Brands Home & Security, Inc. (the “Company”) adopted a stockholders rights agreement and declared a dividend distribution of one right for each outstanding share of common stock of the Company, par value $0.01 per share (“Common Stock”), to stockholders of record at the close of business on October 10, 2011 (the “record date”). Each right entitles its holder, under the circumstances described below, to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $65.00 per right, subject to adjustment. The description and terms of the rights are set forth in a rights agreement (the “Rights Agreement”) between the Company and Wells Fargo Bank, N.A., as rights agent.

Initially, the rights will be attached to all shares of Common Stock that are outstanding on the record date and will be transferable with and only with the underlying shares of Common Stock. Subject to certain exceptions, the rights will become exercisable and trade separately from the Common Stock only upon the “distribution time,” which occurs upon the earlier of:

•

ten days following a public announcement (such date, the “stock acquisition date”) that a person or group of affiliated or associated persons at any time after the close of business on October 17, 2011 (the “measurement date”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (any such person or group of affiliated or associated persons being referred to herein as an “acquiring person”), or

•

ten business days (or later date if determined by the Company’s board of directors prior to such time as any person or group becomes an acquiring person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group becoming an acquiring person.

An acquiring person does not include:

•	the Company,

•	any subsidiary of the Company,

•	any employee benefit plan of the Company or of any subsidiary of the Company,

•	any person organized, appointed or established by the Company for or pursuant to the terms of any such plan or

•

any person who, as of the measurement date, beneficially owns 15% or more of the outstanding shares of Common Stock solely as a result of the distribution by Fortune Brands, Inc. (“FO”) of shares of Common Stock with respect to shares of FO common stock beneficially owned by such person as of immediately prior to the first public announcement of the adoption of the stockholder rights agreement.

Notwithstanding the foregoing, such person would be an “acquiring person” if such person, at any time after the measurement date, beneficially owns any shares of Common Stock (with certain exceptions) in addition to the shares of Common Stock received by such person as a result of the distribution by FO of shares of Common Stock with respect to shares of FO common stock beneficially owned by such person as of immediately prior to the first public announcement of the adoption of the Rights Agreement, whether such person beneficially owns such additional shares as a result of the distribution by FO of shares of Common Stock in the spin-off of the Company, purchases in the “when-issued” market prior to the spin-off of the Company or otherwise.

In addition, if the Company’s board of directors determines in good faith that a person became an acquiring person inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that such person would no longer be an acquiring person, then such person will not be deemed to be an acquiring person.

The rights will be evidenced by certificates for Common Stock or, in the case of uncertificated shares of Common Stock, by the book-entry account that evidences record ownership for such shares, and not by separate right certificates. Until the distribution time (or earlier redemption, exchange or expiration of the rights), new Common Stock certificates issued after the record date will contain a legend incorporating the rights agreement by reference. With respect to any book-entry shares of Common Stock, such legend shall be included in a notice to the record holder of such shares.

Until the distribution time, the surrender for transfer of any shares of Common Stock outstanding will also constitute the transfer of the rights associated with those shares.

As soon as practicable after the distribution time, separate certificates or book-entry statements will be mailed to holders of record of shares of Common Stock as of the close of business on the distribution time. From and after the distribution time, the separate rights certificates or book-entry statements alone will represent the rights. Except as otherwise provided in the stockholder rights agreement, only shares of Common Stock issued prior to the distribution time will be issued with rights.

The rights are not exercisable until the distribution time and will expire at the close of business on October 3, 2012, unless earlier redeemed or exchanged by the Company as described below.

In the event that a person or group becomes an acquiring person (a “flip-in event”), each holder of a right (other than any acquiring person and certain related parties, whose rights automatically become null and void) will have the right to receive, upon exercise, Common Stock having a value equal to two times the exercise price of the right. If an insufficient number of shares of Common Stock is available for issuance, then the Company’s board of directors would be required to substitute cash, property or other securities of the Company for shares of Common Stock. The rights may not be exercised following a flip-in event while the Company has the ability to cause the rights to be redeemed, as described later in this summary.

In the event (a “flip-over event”) that, at any time following the stock acquisition date:

•	the Company consolidates with or merges with and into any other entity and the Company is not the continuing or surviving corporation,

•

any entity engages in a share exchange with or consolidates with, or merges with or into, the Company, and the Company is the continuing or surviving corporation and, in connection with such share exchange, consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other entity or cash or any other property or

•

the Company sells or otherwise transfers (i) more than 50% of the assets or (ii) the assets generating more than 50% of the operating income or cash flow, in each case, of the Company and its subsidiaries (taken as a whole), each holder of a right (except rights which previously have been voided as described above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. Flip-in events and flip-over events are collectively referred to as “triggering events.”

The exercise price payable, and the number of shares of preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time following the record date to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the preferred stock,

•

if holders of the preferred stock are granted certain rights, options or warrants to subscribe for preferred stock or convertible securities at less than the current market price of the preferred stock or

•

upon the distribution to holders of the preferred stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the exercise price will be required until cumulative adjustments amount to at least 1% of the exercise price. No fractional shares of preferred stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the preferred stock on the last trading day prior to the date of exercise.

In general, the Company may redeem the rights in whole, but not in part, at a price of $0.01 per right (subject to adjustment and payable in cash, Common Stock or other consideration deemed appropriate by the Company’s board of directors) at any time until ten (10) days following the stock acquisition date. Immediately upon the action of the board of directors authorizing any redemption, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.

At any time after there is an acquiring person and prior to the acquisition by the acquiring person of 50% or more of the outstanding shares of Common Stock, the Company may exchange the rights (other than rights owned by the acquiring person which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of preferred stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per right (subject to adjustment).

Until a right is exercised, its holder will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not result in the recognition of taxable income by the Company or its stockholders, stockholders may, depending upon the circumstances, recognize taxable income after a triggering event.

The Company and the Rights Agent may from time to time amend or supplement the stockholder rights agreement without the consent of the holders of the rights. After the stock acquisition date, however, no amendment can materially adversely affect the interests of the holders of the rights (other than the acquiring person or any affiliate or associate thereof).

A copy of the rights agreement has been filed as an Exhibit to this Registration Statement. A copy of the rights agreement is available free of charge from the Company. The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement, which is hereby incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

1	Rights Agreement, dated as of September 6, 2011, between the Company and Wells Fargo Bank, N.A., as rights agent, which includes the Form of Rights Certificate as Exhibit B

2	Certificate of Designations of Series A Junior Participating Preferred Stock, dated September 6, 2011

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTUNE BRANDS HOME & SECURITY, INC.

Date: September 6, 2011	By:	/s/ LAUREN S. TASHMA
	Name:	Lauren S. Tashma
	Title:	Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated as of September 6, 2011, between the Company and Wells Fargo Bank, N.A., as rights agent, which includes the Form of Rights Certificate as Exhibit B

2	Certificate of Designations of Series A Junior Participating Preferred Stock, dated September 6, 2011